UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-209069) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR FINANCIAL AND DIVIDEND TARGETS UNDER THE CAPTIONS “2. FINANCIAL TARGETS” AND “3. CAPITAL POLICY” AND IN THE “OVERVIEW OF MEDIUM-TERM MANAGEMENT PLAN (FY3/2018-FY3/2020).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Takeshi Mikami
Name: Takeshi Mikami
Title: General Manager, Financial Accounting Dept.

Date:    May 15, 2017

Sumitomo Mitsui Financial Group, Inc.

Announcement of New Medium-term Management Plan:

“SMFG Next Stage”

Tokyo, May 15, 2017---Sumitomo Mitsui Financial Group, Inc. (SMFG, President and Group CEO: Takeshi Kunibe) has drawn up its new medium-term management plan, “SMFG Next Stage”, for the three years from FY3/2018 to FY3/2020, and releases details as follow.

The business environment for financial institutions is expected to remain challenging due to the negative interest rate policy in Japan and likely further tightening of international financial regulations. From a political and social perspective, protectionist tendencies in some countries and geopolitical risks are also likely to add to the climate of uncertainty.

On the other hand, we see growing opportunities in our domestic business. For example retail customers shifting from cash savings to investments and adopting digital/cashless solutions, corporate customers accelerating M&A activities and expanding overseas business and investors seeking positive returns against the prolonged period of low interest rates. Furthermore, our overseas business is also expected to bring opportunities including sustainable growth in the US, global M&A activities by our clients, mid-long term growth in Asia, and continuing increase in infrastructure investment.

Based on these assumptions, we have formulated a new medium-term management plan under the heading of “SMFG Next Stage”. By combining the Group’s strengths with a more focused business management, we aim to be the financial institution of choice for our customers, to achieve sustainable growth and to enhance corporate value through the provision of value-added products and services.

1.	Core Policy

Under the medium-term management plan, we have established three core policies in order to achieve sustainable growth and get to the next stage of our journey towards our mid-long term vision of becoming “a global financial group that, by earning the highest trust of our customers, leads the growth of Japan and the Asian region”.

Core Policies
(1) Disciplined business management
(2) Focus on our strengths to generate growth
(3) Integration across the Group and globally to achieve sustainable growth

(1)	Disciplined business management

With the environment for financial institutions expected to remain challenging, we will focus on “capital”, “asset”, and “cost” efficiencies to grow our bottom-line profit in a sustainable manner, in other words to become a profitable financial institution through sustained discipline.

While maintaining our competitiveness in the stable domestic market, we will allocate resources across our portfolio of businesses in order to prioritize business fields which enhance capital efficiency. In addition, as risk-weighted assets are expected to increase on the back of tightening of international financial regulations, we will further strengthen control of our risk-weighted assets. Specifically, by assessing risks based on our “risk appetite framework”*1, we will seek to recalibrate our business portfolio by reducing low-margin assets whilst investing in more profitable and asset-efficient businesses.

Meanwhile, we will optimize workflows and share infrastructures among group companies by fully utilizing digital technology. Specifically, we will enhance productivity on a group-wide basis by reorganizing our retail branches and group structure such as through the merging of our security subsidiaries.

*1 :	a framework used to control risk on a group-wide basis and secure an appropriate risk-return profile by clarifying the category and quantity of risk that will be taken to achieve profit growth

(2)	Focus on our strengths to generate growth

Based on our core competencies and the opportunities we see for growth we have identified the following “Seven Core Business Areas” which we wish to prioritize as shown below.

In addition to strengthening our domestic businesses, where we possess competitive advantages and can make steady profits, we will implement growth strategies in international businesses and global products which are based on the strengths we have. Further, we will aim to generate new strengths that will contribute to our future growth.

Seven Core Business Areas
(1) Hold the number one retail banking franchise in Japan
(2) Build on our lead position in the Japanese medium-sized enterprise market
(3) Increase market share in Corporate & Investment Banking in key global markets
(4) Establish a top-tier position in product lines where we are competitive globally
(5) Accelerate our “Asia-centric” strategy
(6) Strengthen sales & trading capability
(7) Develop asset-light businesses: trust banking and asset management

(3)	Integration across the Group and globally to achieve sustainable growth

(a)	Governance and management structure to maximize our business potential

We will shift from a Company with an Audit & Supervisory Board to a Company with Three Committees in order to enhance our corporate governance framework as a G-SIFI*2, subject to approval at the ordinary general meeting of shareholders scheduled in June 2017.

To maximize business opportunities on a group-wide and global basis, we have established business units at Group level and introduced a CxO system. Specifically, we will seek to meet the needs of a wide range of clients by executing strategies and strengthening services on a group basis. Further, we will optimize resource allocation by sharing management resources, for example by exchanging employees among group companies. In addition, we will control the allocation of human resources and IT investment on a group basis by enhancing the capabilities of our planning and management functions. In order to support these initiatives, we will introduce management frameworks, such as setting ROE targets for each business unit, and improved management information systems.

In addition, we are planning to revise the executive pay system by introducing stock-based compensation which is linked to financial targets within this medium-term management plan and to our stock performance in order to tighten the link with business performance. We will also look into raising the ratio of stock-based compensation for executives in order to ensure the business is well aligned with the shareholder perspective.

*2  :  Global Systemically Important Financial Institution

(b)	Digitalization

With the rapid advance of digitalization, we will proactively introduce new technologies and promote digitalization in various areas such as enhancing the customer experience, generating new businesses, improving productivity and efficiency, and upgrading management infrastructure.

Specifically, in order to enhance the customer experience, we will implement advanced digital solutions such as utilizing paperless transactions at retail branches and digital contracts with corporate customers. We will generate new businesses through digitalization focusing on creating new platforms such as a biometric authentication business. In order to improve productivity and efficiency, we will digitalize certain back-office operations at branches and introduce public cloud servicing, which will also lead to work style reform. Furthermore, we will enhance data-based management by digitalizing information and “visualizing” the management system.

2.	Financial Targets

We aim to improve our capital efficiency, asset efficiency, and cost efficiency as far as possible taking into account the current business environment. In terms of overhead ratio, although there will be some short term negative impact from past investments, we will seek to push the trend downwards by controlling costs thoroughly, and to reduce the ratio to around 60% soon after fiscal FY3/2020. Further, we will secure financial soundness by strengthening our capital base in response to the expected tightening of international financial regulations.

Financial Targets for FY3/2020 (SMFG consolidated basis)

Capital Efficiency	ROE	7-8%	Maintain at least 7% notwithstanding accumulation of capital
Cost Efficiency	Overhead ratio	1% reduction compared with FY3/2017	Reduce to around 60% at the earliest opportunity (FY3/2017: 62.1%)
Financial Soundness	CET1 ratio*3,4	10%	Maintain capital in line with likely raised requirement. (FY3/2017 8.3%)

*3	Calculated with RwA inflated by 25% compared to the current level based on our assumption of the final impact of Basel III reforms
*4	CET1: excludes net unrealized gains on other securities
RwA: excludes RwA associated with unrealized gains on other securities

3.	Capital Policy

We will enhance shareholder value in a sustainable manner by balancing financial soundness, return to shareholders, and investment for growth. We will adopt a progressive dividend policy*5 and seek to achieve a dividend payout ratio of 40%. Regarding share buybacks, we will lay out our policy after the finalization of Basel III reforms.

*5	dividend policy which does not reduce dividends and at least maintains or increases dividend each year

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Overview of Medium-Term Management Plan (FY3/2018-FY3/2020) To achieve sustainable growth by combining the Group’s strengths with more focused business management Core Policy 1 Discipline Disciplined business management 2 Focus Focus on our strengths to generate growth 3 Integration Integration across the Group and globally to achieve sustainable growth FY3/2020 Financial Targets Business Environment Challenging earnings environment Tighter international regulations New opportunities from technology and social trends Key considerations Improve capital, asset, and cost efficiencies Healthy risk-taking versus credit cost control Balance among financial soundness, returns to shareholders, and growth investments Capital Efficiency Cost Efficiency Financial Soundness ROE OHR CET1 ratio*1,2 7?8% (1)% reduction compared with FY3/2017 10% Maintain at least 7% notwithstanding accumulation of capital Reduce to around 60% at the earliest opportunity (FY3/2017: 62.1%) Maintain capital in line with likely raised requirement (FY3/2017 8.3%) *1 Calculated with RwA inflated by 25% compared to the current level based on our assumption of the final impact of Basel III reforms*2 CET1: excludes net unrealized gains on other securities RwA: excludes RwA associated with net unrealized gains on other securities Shareholder Return Policy Adopt a progressive dividend policy targeting payout ratio of 40% Dividend per share forecast for FY3/18 is 160 yen, a 10 yen increase year on year Policy for share buybacks will be laid out after the finalization of Basel III reforms    1

Focus on Seven Core Business Areas

	Strategic Focus	Major Initiatives
1	Hold the number one retail banking franchise in Japan	"Consulting capability" and "Digitalization" ● Enhance wealth management business through bank-securities integration ● Transform business model through digitalization and group integration ● Reform of cost structures
2	Build on our lead position in the Japanese medium-sized enterprise market	● Offer multi-solutions on a group-wide basis (banking, securities, leasing, trust banking etc.) ● Sustain and enhance our superiority both in productivity and efficiency
3	Increase market share in Corporate & Investment Banking in key global markets	"Group/Global : Banking, Securities, Leasing" ● Enhance customer segmentation and set priorities for resource allocation ● Strengthen Corporate & Investment Banking model both in Japan and overseas
4	Establish a top-tier position in product lines where we are competitive globally	● Strengthen origination capabilities in businesses such as transportation (aircraft and railcar) leasing where we hold competitive advantages ● Expand investor base and enhance distribution capabilities on a group-wide basis
5	Accelerate our "Asia-centric" strategy	● Expand our customer base and promote cross-selling with prime local companies in Asia ● Conduct full-line commercial banking operations in Indonesia ● Develop digital retail banking business
6	Strengthen sales & trading capability	● Establish S&T bank-securities integrated model and enhance solution capabilities
7	Develop asset-light businesses: trust banking and asset management	● Build an asset-light and profitable business model by leveraging group synergies

2